[GRAPHIC OMITTED] Acergy

                    Acergy S.A. Conference Call Notification
                     Second Quarter 2008 ended May 31, 2008

London, England - June 25, 2008 - Acergy S.A. (NASDAQ GS: ACGY; Oslo Stock
Exchange: ACY) will release its second quarter results on Wednesday July 9, 2008. A conference call will be held to discuss the earnings and review business operations on Wednesday July 9, 2008 at 3:00pm UK Time.

Participating in the conference call will be:

     o    Jean Cahuzac - Chief Executive Officer
     o    Stuart Jackson - Chief Financial Officer

From 12 noon UK time the following information will be available on the Acergy website: www.acergy-group.com

     o    A copy of the second quarter results press release
     o    A copy of the presentation to be reviewed on the earnings call

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Conference Call Information          Replay Facility Details
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Lines will open 30 minutes prior     A replay facility will be available for
to conference call.                  the following period:

Date: Wednesday July 9, 2008         Date: Thursday July 10, 2008
Time: 3.00pm UK Time                 Time: 1.00pm UK Time

Conference Dial In Numbers:          Date: Thursday July 17, 2008
UK Toll Free   : 0800 626606         Time: 1.00pm UK Time
USA Toll Free  : 1 866 804 8688
France         : 0805 770051         Conference Replay Dial In Number:
Norway         : 800 369 16
                                     International Dial In: +44 (0) 207 136 9233
Netherlands    : 0800 837 8000
Germany        : 0800 700 5019       Passcode: 34914977

International Dial In:
+44 (0) 207 740 9501

Passcode :  729 960
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Alternatively a live webcast and a playback facility will be available on the Company's website www.acergy-group.com

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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Contact:
Karen Menzel
Tel: +44 (0)20 8210 5568
karen.menzel@acergy-group.com

     If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com